Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

              ELAN ANNOUNCES COMPLETION OF TENDER OFFER AND CONSENT SOLICITATION FOR EPIL III SERIES B AND C GUARANTEED NOTES


Dublin, Ireland, November 30, 2004 - Elan Corporation, plc ("Elan") and its wholly-owned subsidiary, Elan International Services Ltd. ("EIS"), announced today that they accepted for payment a total of US$350,971,000 aggregate principal amount of Series B Guaranteed Notes (PPN: G2954# AB7) and Series C Guaranteed Notes (PPN: G2954# AC5) issued by Elan's wholly-owned subsidiary, Elan Pharmaceutical Investments III, Ltd. (collectively, the "Notes"). This amount includes US$317,406,000 aggregate principal amount of Notes previously accepted for payment and paid for by EIS and Elan. The Notes were tendered and related consents delivered pursuant to the previously announced cash tender offer by EIS to purchase up to US$351 million (of $390 million) aggregate principal amount of Notes and the related consent solicitation by Elan. Final settlement is expected to occur today. The tender offer and consent solicitation expired at 12:00 midnight, New York City time, on November 26, 2004.

A total of US$372,182,000 aggregate principal amount of Notes were tendered and related consent delivered. In accordance with the terms of the tender offer and consent solicitation, EIS and Elan accepted for payment, on a pro rata basis, US$350,971,000 aggregate principal amount of Notes for total consideration of US$357,410,884, plus accrued and unpaid interest to, but not including, the applicable settlement date. The total consideration includes an aggregate early tender premium of US$4,489,884, paid only for Notes tendered prior to the early tender deadline at 12:00 midnight, New York City time, on November 26, 2004, and an aggregate consent payment of US$1,950,000. Consent payments were made to all holders of Notes regardless of whether the holders tendered their Notes or delivered consents.


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Elan Announces Completion of Tender Offer and Consent Solicitation for EPIL
III Series B and C Guaranteed Notes


As previously announced, as a result of the receipt of the requisite consents from the holders of the Notes, Elan entered into an amendment to the guarantee agreement governing Elan's guarantee of the Notes (the "EPIL III Guarantee Agreement") and a consent agreement under the indenture governing the 6.50% Convertible Guaranteed Notes issued by Elan Capital Corp. Ltd. and guaranteed by Elan (the "Convertible Note Indenture"). The amendment to the EPIL III Guarantee Agreement eliminated many of the restrictive covenants contained in the EPIL III Guarantee Agreement and the consent agreement under the Convertible Note Indenture effectively permanently waived compliance with all of the restrictive covenants contained in the Convertible Note Indenture that restrict certain activities of Elan and its subsidiaries without the prior consent of a majority in aggregate principal amount of the outstanding Notes.

The tender offer and consent solicitation were made solely on the terms and conditions contained in the Offer to Purchase and Consent Solicitation Statement, dated October 28, 2004, and related documents.

Morgan Stanley & Co. Incorporated acted as dealer manager in connection with the tender offer and solicitation agent in connection with the consent solicitation. Questions regarding the tender offer and consent solicitation should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1941 (collect), Attention Francesco Cipollone. The Depositary was The Bank of New York.

This press release is for informational purposes only and does not constitute an offer to purchase, or the solicitation of an acceptance of the tender offer or the consent solicitation with respect to, the Notes. The tender offer and consent solicitation are being made only pursuant to the Tender Documents.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.



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